July 15, 2020

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attn: Asia Timmons-Pierce

Re:	Ecoark Holdings, Inc.
Registration Statement on Form S-1
Filed July 2, 2020
File No. 333-239646

Dear Ms. Timmons-Pierce:

Please find below a response to the question raised by the staff of the Securities and Exchange Commission in its letter dated July 14, 2020 (the “Comment Letter”) relating to the filing made by Ecoark Holdings, Inc. (the “Company”) referenced above.

For your convenience, and for completeness purposes, the comment contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately beneath such comment.

Registration Statement on Form S-1

General

1. We note your recent acquisition of Banner Midstream Corp. Please tell why you have not included financial statements of this business and pro forma information reflecting the transaction. Refer to Rules 8-04 and 8-05 of Regulation S-X.

The Company filed on July 14, 2020 the required financial statements and pro forma information for the recent acquisition of Banner Midstream Corp. in a Form 8-K/A.

Please call the undersigned at 212-658-0458 if you have any further questions.

Sincerely,

/s/ Peter DiChiara
Peter DiChiara, Esq.

Cc:	Brad Hoagland
Jay Ingram

Manhattan Office: 55 West 39th Street, 18th Floor, New York, NY 10018

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